April 24, 2023

VIA EDGAR

Commissioners

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MassMutual Ascend Life Insurance Company
Registration Statement on Form S-1
File No. 333-270823

Commissioners:

We are transmitting for filing under the Securities Act of 1933, as amended, a letter responding to comments with respect to the above-referenced Form S-1 Registration Statement (the “Response Letter”) for the Index Frontier 5 Pro and Index Frontier 7 Pro (the “Contracts”). The Company is filing a pre-effective amendment filed pursuant to Rule 472 under the Securities Act (“Pre-Effective Amendment No. 1”), as requested.

The Response Letter addresses comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by phone on April 13, 2023. For the Staff’s convenience, each comment is set forth in full below, followed by the Company’s response.

If the Company can be of any help in facilitating your review of these comments, please do not hesitate to contact me.

General

1.

Please confirm that figures and date references will be updated as necessary and all missing information, including all information about the Company and all financial statements and remaining exhibits, will be filed in pre-effective amendments to the Registration Statement. We may have additional comments on such portions when you complete them in the pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in the pre-effective amendments.

RESPONSE: The Company so confirms.

2.

Where a comment is made with regard to disclosure in one location of the Registration Statement, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. As applicable, please make corresponding changes throughout.

RESPONSE: The Company has made conforming changes as requested.

Commissioners

April 24, 2023

3.

Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any Contract features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contracts.

RESPONSE: The Company confirms that the Company will be solely responsible for any benefits or features associated with the Contracts. From time to time, the Company may choose to reinsure some of the Company’s obligations under the Contract through a reinsurance agreement, while retaining primary liability for all benefits under the Contract.

Facing Page

4.	On the facing page, please display all of the disclosures found on the facing page in Form S-1, even if they are not applicable to this filing.

RESPONSE: The Company has made the requested revisions.

5.

Add the following language to the facing page: Pursuant to Rule 429 under the Securities Act of 1933, the prospectuses contained herein also relate to Registration Statement No.: [prior reg statement number]. Upon effectiveness, this Registration Statement, which is a new Registration Statement, will also act as a post-effective amendment to such earlier Registration Statement.

RESPONSE: The Company has made the requested revision.

Prospectus

6.	In the Experts section of the prospectus, add disclosure regarding financial statements for periods ending December 31, 2021.

RESPONSE: The Company has revised the Experts section.

Section II

7.	Please confirm that the final Pre-Effective Amendment for the Contracts will include a Section II for each prospectus.

RESPONSE: The Company so confirms.

8.

If an exhibit will be filed this year regarding a change in certifying accountants, please confirm that Section II of the registration statement will also include disclosures required under Item 304 of Reg S-K.

RESPONSE: The Company so confirms.

Commissioners

April 24, 2023

Exhibits

9.	Please confirm that the Powers of Attorney used for Pre-Effective Amendment No. 1 will identify the name of the Contracts.

RESPONSE: The Company so confirms.

The Company believes that the Response Letter addresses in full the Staff comments and respectfully requests that the Staff review the responses as soon as possible. The Company intends to file a Pre-Effective Amendment No. 2 in the near future containing financial statements, along with an acceleration request.

If you have any questions regarding the Company responses, please contact the undersigned at 513.361.9401 or at jdomaschko@mmascend.com.

Sincerely,

/s/ John V. Domaschko
John V. Domaschko
Divisional Assistant Vice President
MassMutual Ascend Life Insurance Company

cc:	John V. Domaschko, MassMutual Ascend Life Insurance Company
John P. Gruber, MassMutual Ascend Life Insurance Company
Dodie Kent, Eversheds Sutherland (US) LLP